Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2017 and 2016
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three months ended
March 31, 2017

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	March 31	December 31
		2017	2016
		$	$
Current assets
Cash and cash equivalents		340,585	327,127
Trade and other receivables		55,981	58,437
Marketable securities		190,631	148,944
Inventory	4	167,443	154,915
Held for sale		12,100	12,097
Other		2,334	2,720
		769,074	704,240
Non-current assets
Property, plant and equipment		644,508	663,828
Deferred income tax assets		1,173	1,096
Goodwill		49,786	49,786
Other		19,683	19,738
Total assets		1,484,224	1,438,688

Current liabilities
Trade and other payables		61,330	61,500
Provisions	5	19,507	82,806
		80,837	144,306
Non-current liabilities
Deferred income tax liabilities		123,440	116,887
Provisions	5	103,252	55,562
Debt		223,258	220,054
Total liabilities		530,787	536,809

Shareholders' equity
Share capital		1,044,368	1,043,555
Other reserves		34,684	(1,014)
Equity component of convertible notes		68,347	68,347
Deficit		(193,962)	(209,009)
Total shareholders' equity attributable to our shareholders		953,437	901,879
Total liabilities and equity		1,484,224	1,438,688

Events after the reporting period (note 11)
The accompanying notes are an integral part of the condensed consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on May 3, 2017

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended March 31
		2017	2016
		$	$

Revenue		117,905	101,513
Cost of sales	8	(77,816)	(78,215)
Income from mine operations		40,089	23,298

General and administrative expenses		(7,890)	(4,157)
Exploration, evaluation and reclamation expenses		(7,390)	(4,527)
Operating income		24,809	14,614

Interest earned and other finance income		1,027	281
Interest expense and other finance costs		(6,646)	(6,621)
Other (expense) income		(1,283)	971
Foreign exchange gain (loss)		560	(3,387)
Income before income tax		18,467	5,858

Income tax (expense)		(3,420)	(3,558)

Net income and net income attributable to shareholders		15,047	2,300

Items that will not be reclassified to net income:
Gain on marketable securities at fair value through other comprehensive income, net of tax ($5,039) and ($905), respectively		35,646	6,246
Items that will be reclassified to net income:
Unrealized (loss) gain on effective portion of derivative, net of tax $63 and ($5), respectively		(115)	9
Other comprehensive income		35,531	6,255
Total comprehensive income		50,578	8,555

Net income per share
Basic	6	$0.13	$0.03
Diluted	6	$0.12	$0.03
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

				Equity
	Common Shares		Other	component of		Total
	Shares	Amount	reserves	convertible notes	Deficit	equity
	000's	$	$	$	$	$
Balance, January 1, 2016	80,826	707,607	(54,805)	68,347	(273,966)	447,183
Equity-settled share-based compensation	—	—	557	—	—	557
Total comprehensive income for the period	—	—	6,255	—	2,300	8,555
Balance, March 31, 2016	80,826	707,607	(47,993)	68,347	(271,666)	456,295

Balance, January 1, 2017	119,401	1,043,555	(1,014)	68,347	(209,009)	901,879
Exercise of stock options	86	813	(419)	—	—	394
Equity-settled share-based compensation	—	—	586	—	—	586
Total comprehensive income for the period	—	—	35,531	—	15,047	50,578
Balance, March 31, 2017	119,487	1,044,368	34,684	68,347	(193,962)	953,437
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended March 31
		2017	2016
		$	$
Cash flows from operating activities
Net income for the period		15,047	2,300
Adjustments for:
Depreciation, depletion and amortization		24,018	20,031
Share-based payments		586	557
Net non-cash finance expense		5,319	5,913
Export duties adjustment in cost of sales	5	(4,303)	—
Revaluation of close down and restoration provision		3,578	—
Other expense (income)		2,145	(708)
Income tax expense		3,420	3,558
Non-cash foreign exchange (gain)		(588)	(1,284)
Net changes in non-cash working capital items	10	(11,339)	(10,126)
Cash generated by operating activities before interest and taxes (paid)		37,883	20,241
Tax moratorium (paid)		(3,431)	—
Interest (paid)		(3,809)	(4,602)
Income taxes (paid)		—	(2,915)
Cash generated by operating activities		30,643	12,724
Cash flows from investing activities
Purchase of plant and equipment		(8,743)	(5,073)
Capitalized stripping costs		(6,745)	(1,435)
Underground mine development costs		(2,514)	—
Capitalized exploration costs		(1,112)	(1,076)
Interest received		696	237
Other		300	1,503
Cash (used) by investing activities		(18,118)	(5,844)
Cash flows from financing activities
Proceeds from exercise of stock options		335	—
Repayment of bank loan		—	(1,069)
Cash generated (used) by financing activities		335	(1,069)
Effect of foreign exchange rate changes on cash and cash equivalents		598	(39)
Increase in cash and cash equivalents		13,458	5,772
Cash and cash equivalents, beginning of period		327,127	211,862
Cash and cash equivalents, end of period		340,585	217,634

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us", "our" or "Silver Standard") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and Pirquitas mine in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
These statements were authorized for issue by our Board of Directors on May 3, 2017.

b)	Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2017 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2016 other than those discussed below.

(i)	Export duties on Pirquitas mine
Following the resolution of the export duty claim (note 5), we have measured the resulting liability at fair value. This required an estimate of the most appropriate discount rate to use for such an Argentine peso ("ARS") liability.

(ii)	Mine life extension of the Pirquitas mine
Following our exercise of the option to proceed with forming the Pirquitas / Chinchillas joint venture (note 3), we have re-assessed our estimates for: (a) the carrying value of plant assets that were previously impaired; (b) depreciable lives of remaining plant assets; (c) value added tax collection; (d) inventory usage; and (e) timing of cash flows for our close down and restoration provision. The result of these changes in estimates was a reduction to our close down and restoration provision of $5,377,000.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PIRQUITAS / CHINCHILLAS JOINT VENTURE

On March 31, 2017, we provided Golden Arrow Resources Corporation ("Golden Arrow") with the required notice to exercise our option on the Chinchillas project and form a jointly owned company with Golden Arrow for the development of the property. The jointly owned company, holding our Pirquitas property and Golden Arrow's Chinchillas property, will be owned 75% by Silver Standard and we will have control and be the operator. This transaction is expected to extend the Pirquitas operating life by approximately eight years.

At March 31, 2017, the option exercise payment to Golden Arrow is currently estimated at $15,000,000 and is payable on closing, which is expected on or before May 31, 2017.

4.	INVENTORY

	March 31, 2017	December 31, 2016
	$	$
Current:
Finished goods	15,459	11,627
Stockpiled ore	25,189	30,574
Leach pad inventory	94,153	86,696
Materials and supplies	32,642	26,018
	167,443	154,915
Non-current materials and supplies	1,842	1,811
	169,285	156,726

The cost of inventory held at its net realizable value at March 31, 2017 was $6,634,000 (December 31, 2016 - $7,246,000).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	PROVISIONS

	March 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	8,836	52,565	67,130	—
Restructuring provision (2)	2,324	—	7,329
Close down and restoration provision (3)	8,347	50,687	8,347	55,562
	19,507	103,252	82,806	55,562

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converts the export duty liability to ARS, we have agreed to pay ARS 1,057,444,000 ($68,621,000 undiscounted) with 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6,646,000 of export duty that we paid. Export duties were removed effective February 12, 2016. At December 31, 2016 we had accrued a provision for $67,130,000 for unpaid duties but had not accrued for potential interest and penalties.

Entering the tax moratorium resolves the existing liability, and we have recognized the new ARS liability at fair value by discounting expected future payments using a discount rate of 20% per annum over the 60 month period. We paid 5%, or $3,431,000, when entering the moratorium on March 31, 2017 and have recognized the reduction in the liability of $4,303,000 within cost of sales.

(2)	As at March 31, 2017, we have provided for various employee termination benefits as a result of anticipated mine and associated employee reductions at Pirquitas mine in 2017.

(3)
Following notice of our intent to exercise our option on the Chinchillas project in Argentina (note 3), as at March 31, 2017, we have re-assessed the estimated timing of reclamation cash flows for the Pirquitas property. The extension of the life of the plant has resulted in cash flows related to decommissioning the plant, being delayed by approximately 8 years. The impact was a net reduction of our close down and restoration provision of $5,377,000, of which there was a reduction recorded against the carrying value of the plant of $8,954,000, and an increase in other costs of reclamation due to inflation in our cost estimates of $3,578,000.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	NET INCOME PER SHARE

The calculations of basic and diluted earnings per share are based on the following:

	Three months ended March 31
	2017	2016

Basic net income	$15,047	$2,300
Net income used in the calculation of diluted net income per share	15,047	2,300

Weighted average number of common shares issued (thousands)	119,425	80,826
Adjustments for dilutive instruments:
Stock options (thousands)	1,364	249
Weighted average number of common shares for diluted net income per share (thousands)	120,789	81,075

Basic net income per share	$0.13	$0.03
Diluted net income per share	$0.12	$0.03

7.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three months ended March 31, 2017 and 2016 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended March 31
	2017	2016
	$	$
Equity-settled plans
Cost of inventory	32	(3)
General and administrative expenses	544	552
Exploration, evaluation and reclamation expenses	10	8
Cash-settled plans
Cost of inventory	300	276
General and administrative expenses	3,384	(108)
Exploration, evaluation and reclamation expenses	55	4
	4,325	729

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2017	Marigold mine	Seabee Gold Operation	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	63,762	27,609	26,534	—	—	117,905
Cost of inventory	(30,699)	(12,839)	(14,247)	—	—	(57,785)
Depletion, depreciation and amortization	(11,736)	(9,775)	(2,426)	—	—	(23,937)
Export duty (note 5)	—	—	4,303	—	—	4,303
Restructuring costs	—	—	(397)	—	—	(397)
Cost of sales	(42,435)	(22,614)	(12,767)	—	—	(77,816)
Income from mine operations	21,327	4,995	13,767	—	—	40,089

Exploration, evaluation and reclamation expenses	(287)	(1,612)	(3,578)	(1,641)	(272)	(7,390)
Operating income (loss)	21,040	3,384	10,014	(1,916)	(7,713)	24,809
Income (loss) before income tax	21,019	3,354	8,083	(5,219)	(8,770)	18,467

Interest expense and other finance costs	(384)	(78)	(835)	(13)	(5,336)	(6,646)
Income tax (expense) recovery	(3,815)	871	—	224	(700)	(3,420)

As at March 31, 2017
Total assets	415,595	426,472	77,578	83,893	480,686	1,484,224
Non-current assets	247,127	368,777	14,941	70,603	950	702,398
Total liabilities	(74,422)	(95,833)	(98,769)	(6,863)	(254,900)	(530,787)

Three months ended March 31, 2016	Marigold mine	Seabee Gold Operation	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	57,742	—	43,771	—	—	101,513
Cost of inventory	(34,828)	—	(22,023)	—	—	(56,851)
Depletion, depreciation and amortization	(11,687)	—	(8,165)	—	—	(19,852)
Export duties	—	—	(1,512)	—	—	(1,512)
Cost of sales	(46,515)	—	(31,700)	—	—	(78,215)
Income from mine operations	11,227	—	12,071	—	—	23,298

Exploration, evaluation and reclamation expenses	(122)	—	(125)	(3,502)	(778)	(4,527)
Operating income (loss)	11,106	—	11,842	(3,505)	(4,829)	14,614
Income (loss) before income tax	10,255	—	6,047	(2,259)	(8,185)	5,858

Interest expense and other finance costs	(158)	—	(1,083)	(33)	(5,347)	(6,621)
Income tax (expense)	(2,540)	—	—	(85)	(933)	(3,558)

As at December 31, 2016
Total assets	394,963	420,796	94,876	84,184	443,869	1,438,688
Non-current assets	253,373	370,141	26,007	71,441	994	721,956
Total liabilities	(75,101)	(91,627)	(117,091)	(7,146)	(245,844)	(536,809)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the following valuation methodology utilized:

	Fair value at March 31, 2017				Fair value at December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	31,424	—	31,424	—	35,590	—	35,590
Marketable securities	188,574	—	2,057	190,631	146,887	—	2,057	148,944
Other financial assets	—	—	5,669	5,669	—	—	5,873	5,873
Accrued liabilities	—	14,333	—	14,333	—	12,170	—	12,170
	188,574	45,757	7,726	242,057	146,887	47,760	7,930	202,577

Fair values disclosed
Convertible notes	260,999	—	—	260,999	245,515	—	—	245,515
	260,999	—	—	260,999	245,515	—	—	245,515

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the three months ended March 31, 2017 or during 2016.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during three months ended March 31, 2017 and 2016 are as follows:

	Three months ended March 31
	2017	2016
	$	$
Trade and other receivables	5,307	(6,622)
Inventory	(8,647)	4,238
Trade and other payables	(2,390)	(8,597)
Provisions	(5,609)	855
	(11,339)	(10,126)

11.	EVENTS AFTER THE REPORTING PERIOD

Reverse takeover of Huayra Minerals Corporation
On April 24, 2017, Huayra Minerals Corporation ("HMC") completed a reverse takeover of AbraPlata Resource Corporation ("AbraPlata"). As a result of the reverse takeover, our Class A Shares in HMC were exchanged on an one-for-one basis for 11,295,000 common shares of AbraPlata, representing 19.9% of the total issued and outstanding common shares of AbraPlata as of April 24, 2017. We also received a cash installment of $500,000 on May 1, 2017.

Sale of Berenguela project
On May 2, 2017, we completed the sale of our 100% interest in the Berenguela project in Peru to Valor Resources Limited ("Valor") for consideration of $12,000,000 in deferred cash and a 9.9% equity interest in Valor.

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